FORM  3     U.S.  SECURITIES  AND  EXCHANGE  COMMISSION
                             Washington, D.C.  20549
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
                               17(a) of the Public
 Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company
                                   Act of 1940

1. Name and Address      2. Date of Event Requiring  4. Issuer Name and Ticker
of Reporting Person*        Statement  for              or Trading Symbol
                            (Month/Day/Year)

TSOUKAS  GEORGE      M.      OCTOBER 19, 1999        GLOBALNETCARE, INC.
------------------------  ----------------------     ------------------------
(Last)  (First)  (Middle)

26 Sunnyside Avenue        3. IRS  or Social   5. Relationship 6. If Amendment,
------------------------    Security Number of    of Reporting    Date of
       (Street)             Reporting Person      Person to       Original
                              (Voluntary)         Issuer          (Month/Day/
                                                                  Year)
Westmount, Quebec, Canada H3Y 1C2                [X]Director       -
------------------------    -----------------     [X]Officer
(City)  (State)  (Zip)                               (give title below)
                                                  [X] 10% Owner
                                                  Chairman and
                                                  Chief Executive Officer
*  If  the  Form  is  filed                       -----------------------
by more than one Reporting               7. Individual or Joint/Group Filing
Person, see Instructions                    (Check applicable line)
        5(b)(v)                             [ ] Form filed by One Reporting
 --------------------------                     Person
                                            [X] Form filed by More than One
                                                Reporting Person
                                          ---------------------------------

               .          TABLE I - NON-DERIVATIVE SERVICES BENEFICIALLY OWNED
                     ---------------------------------------------------------


1.  Title of Security      2. Amount of Securities  3. Ownership From:  4. Nature of Indirect Beneficial Ownership
     (Instr. 4)               Beneficially Owned       Direct (D) or       (Instr. 5)
                              (Instr. 4)               Indirect (I)
                                                        (Instr. 5)
-------------------------  -------------------       ------------      --------------------------------------------
George M. Tsoukas, Director,
Chairman & CEO
Common Shares               5,000,000                 Direct             -

Nick Pedafronimos, Director
2000 McGill College, #950
Montreal, Quebec H3A 3H3
Common Shares                 951,500                 Direct              -
Common Shares                  37,500                 Indirect             Spouse

Chris Kokkalis, Director
5120 Samson Blvd., Chomedey
Laval, Quebec  H1N 2J1
Common Shares                 274,875                 Direct              -

Patrick Power, President
and Director
2004, 1323 Homer Street
Vancouver, BC V6B 5T1
Common Shares                 173,000                 Direct              -

David Mulder, Director
76 Sunnyside Avenue,
Westmount, Quebec  H3Y 1C2
Common Shares                    0                      -                 -


Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                          (Over)
                            (Print or Type Response)

  TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of     2. Date Exercisable   3. Title and Amount  4. Conversion  5. Ownership   6.  Nature of
   Derivative      and Expiration        of Securities        or Exercise    Form of         Indirect
   Security        Date (Month/Day       Underlying           Price of       Derivative      Beneficial
   (Instr. 4)      Year)                 Derivative           Derivative     Security:       Ownership
                                         Security             Security       Direct (D)      (Instr. 5)
                                         (Instr. 4)                          or Indirect (I)
                Date       Expiration  Title   Amount or
                Exercis-   Date                Number of
                able                           Shares
-------------   ---------------------- -------------------- ------------- --------------  ---------------
Chris Kokkalis  March 24,   March 24,   Common  200,000       $2.00          Direct          -
Common Stock    1999        2004        Shares
Options

Explanation  of  Responses:

**  Intentional  misstatements or omissions of facts constitute Federal Criminal
          Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

                          /s/ George Tsoukas           November 1, 1999
                          /s/ Nick Pedafronimos        November 1, 1999
                          /s/ Chris Kokkalis           November 23, 1999
                          /s/ Patrick Power            November 1, 1999
                          /s/ David Mulder             November 29, 1999
                         -------------------          ----------------
 .     **Signature of Reporting Person                      Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
See  Instruction  6  for  procedure.